Exhibit 12.1

KILROY REALTY CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges and
Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations	$59,313	$14,935	$(5,475)	$(16,664)	$(7,369)
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	67,571	75,870	79,114	85,785	55,082
Capitalized interest and loan costs	47,090	35,368	19,792	9,130	10,015
Estimate of interest within rental expense	4,270	4,073	3,475	1,481	997
Distributions on Cumulative Redeemable Preferred units	—	—	3,541	5,588	5,588
Fixed Charges	118,931	115,311	105,922	101,984	71,682
Plus: Amortization of capitalized interest (1)	7,001	5,823	5,318	4,622	4,348
Less: Capitalized interest and loan costs	(47,090)	(35,368)	(19,792)	(9,130)	(10,015)
Less: Distributions on Cumulative Redeemable Preferred units	—	—	(3,541)	(5,588)	(5,588)
Earnings	138,155	100,701	82,432	75,224	53,058

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	118,931	115,311	105,922	101,984	71,682
Preferred Dividends	13,250	13,250	10,567	9,608	9,608
Combined Fixed Charges and Preferred Dividends	$132,181	$128,561	$116,489	$111,592	$81,290
Consolidated ratio of earnings to fixed charges	1.16x	0.87x	0.78x	0.74x	0.74x
Consolidated ratio of earnings to combined fixed charges and preferred dividends	1.05x	0.78x	0.71x	0.67x	0.65x
(Surplus) Deficiency	$(5,974)	$27,860	$34,057	$36,368	$28,232
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(1)Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest, reduced by capitalized interest and loan costs and distributions on cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on cumulative redeemable preferred units.

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on Series A cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on Series A cumulative redeemable preferred units.